Exhibit 99.11

CONSENT OF DAREN DELL

March 30, 2023

VIA EDGAR

United States Securities and Exchange Commission

Re:	Americas Gold and Silver Corporation (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2022 (the “Form 40-F)

I, Daren Dell hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical reports (collectively the “Technical Reports”):

●	Technical report titled “Technical Report on the San Rafael Mine and the EC120 Preliminary Feasibility Study, Sinaloa, Mexico”, dated May 17, 2019,

●	Technical report titled “Technical Report on the Galena Complex, Shoshone County, Idaho, USA”, dated December 23, 2016 and to references to the Technical Reports, or portions thereof, in the Form 40-F and the Annual Information Form of the Company for the fiscal year ended December 31, 2022 (the “AIF”), and to the inclusion or incorporation by reference of the information derived from the Technical Reports related to me in the Form 40-F and the AIF. This consent extends to any amendments to the Form 40-F.

I hereby consent to the use of my name in connection with reference to my involvement in the review and approval of certain technical disclosure in the AIF.

/s/ Daren Dell
Daren Dell